Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Phillips 66 and Phillips 66 Company for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, Stock Purchase Contracts, Stock Purchase Units, and Guarantees of the Senior Debt Securities and to the incorporation by reference therein of our reports dated February 20, 2015, with respect to the consolidated financial statements and schedule of Phillips 66, and the effectiveness of internal control over financial reporting of Phillips 66, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 10, 2015